

November 2, 2012

<u>Via E-mail</u>
Joshua Bleak
President and Chief Executive Officer
Passport Potash Inc.
608 – 1199 West Pender Street
Vancouver, BC V6E2R1
Canada

     Re: Passport Potash Inc.
             Registration Statement on Form 10
             Filed June 29, 2012
             File No. 000-54751

Dear Mr. Bleak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brigitte Lippmann (for)

               John Reynolds
               Assistant Director

cc: (via e-mail) Michael Shannon, Esq.
            McMillan LLP